Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

Unaudited Interim Condensed Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

2012 – Q2

Three and six months ended June 30, 2012 and June 30, 2011

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	June 30 2012	December 31 2011
Assets
Current assets:
Cash and cash equivalents	$6,937,728	$9,184,134
Accounts receivable	1,849,666	880,693
Accrued revenue	108,587	185,356
Deferred expenses	629,457	788,111
Investment tax credits receivable	217,460	331,032
Prepaid expenses and other assets	344,549	424,387

Total current assets	10,087,447	11,793,713

Property and equipment	18,697,257	18,684,491
Less accumulated depreciation and impairment	(16,953,697)	(16,486,912)

Property and equipment net of accumulated depreciation and impairment	1,743,560	2,197,579

Total assets	$11,831,007	$13,991,292

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$2,956,847	$3,972,551
Deferred revenue (note 2)	3,050,342	2,807,898
Warrants (notes 5)	932,746	205,044

Total current liabilities	6,939,935	6,985,493
Deferred revenue, net of current portion (note 2)	1,290,804	1,690,529

Total liabilities	8,230,739	8,676,022
Stockholders’ equity:
Common shares (note 5)
Authorized - unlimited number with no par value
Issued and outstanding:
13,999,661 (December 31, 2011 - 12,148,635)	236,553,636	233,501,253
Additional paid-in capital	30,977,552	30,661,704
Deficit	(263,930,920)	(258,847,687)

Total stockholders’ equity	3,600,268	5,315,270

Total liabilities and stockholders’ equity	$11,831,007	$13,991,292

Basis of presentation and future operations (note 1)

Contingencies and commitments (note 6)

Subsequent events (note 7)

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Revenue (note 2)
Collaborations and contracts	$2,601,847	$4,407,823	$6,165,829	$8,751,308
Licensing fees and milestone payments	1,018,100	—	1,018,100	—

Total revenue	3,619,947	4,407,823	7,183,929	8,751,308

Expenses
Research, development, collaborations and contracts	3,572,507	6,198,149	7,709,036	11,837,724
General and administrative	2,403,862	1,594,427	4,225,414	3,136,026
Depreciation of property and equipment	225,949	238,286	466,786	476,935

Total expenses	6,202,318	8,030,862	12,401,236	15,450,685

Loss from operations	(2,582,371)	(3,623,039)	(5,217,307)	(6,699,377)

Other income (losses)
Interest income	29,325	28,995	53,539	62,252
Foreign exchange gains (losses)	(5,331)	(10,166)	4,879	(64,794)
Warrant issuance costs (note 5)	—	(80,000)	(47,000)	(80,000)
Change in fair value of warrant liability (note 5)	635,022	152,142	122,656	152,142

Net loss and comprehensive loss	$(1,923,355)	$(3,532,068)	$(5,083,233)	$(6,629,777)

Loss per common share
Basic and diluted	$(0.14)	$(0.33)	$(0.38)	$(0.63)

Weighted average number of common shares
Basic and diluted	13,999,626	10,617,303	13,389,599	10,480,044

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statements of Stockholders’ Equity

For the six months ended June 30, 2012 (unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity

Balance, December 31, 2011	12,148,635	$233,501,253	$30,661,704	$(258,847,687)	$5,315,270

Stock-based compensation	—	—	328,574	—	328,574

Issuance of common shares pursuant to exercise of options	2,425	14,226	(12,726)	—	1,500

Issuance of common shares in conjunction with the private offering, net of issuance costs of $178,407 and net of initial fair value of warrants of $850,358	1,848,601	3,038,157	—	—	3,038,157

Net loss	—	—	—	(5,083,233)	(5,083,233)

Balance, June 30, 2012	13,999,661	$236,553,636	$30,977,552	$(263,930,920)	$3,600,268

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
OPERATING ACTIVITIES
Loss for the period	$(1,923,355)	$(3,532,068)	$(5,083,233)	$(6,629,777)
Items not involving cash:
Depreciation of property and equipment	225,949	238,286	466,786	476,935
Stock-based compensation expense	149,926	84,130	328,574	172,505
Foreign exchange (gains) losses arising on foreign currency cash balances	10,369	26,256	39,284	30,902
Warrant issuance costs	—	80,000	47,000	80,000
Change in fair value of warrant liability	(635,022)	(152,142)	(122,656)	(152,142)
Net change in non-cash operating items:
Accounts receivable	535,535	(831,767)	(968,973)	(833,401)
Accrued revenue	(55,110)	(176,684)	76,769	438,026
Deferred expenses	43,091	(525)	158,654	(6,426)
Investment tax credits receivable	113,572	82,372	113,572	82,372
Inventory	—	(211,047)	—	(60,316)
Prepaid expenses and other assets	171,607	(150,904)	79,838	(106,468)
Accounts payable and accrued liabilities	(108,490)	(49,736)	(1,015,704)	(1,509,417)
Deferred revenue	(313,421)	558,583	(157,281)	923,084

Net cash provided by (used in) operating activities	(1,785,349)	(4,035,246)	(6,037,369)	(7,094,123)

INVESTING ACTIVITIES
Acquisition of property and equipment	(11,928)	(1,190)	(12,767)	(56,448)

Net cash provided by (used in) investing activities	(11,928)	(1,190)	(12,767)	(56,448)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants, net of issuance costs	—	4,545,647	3,841,515	4,545,647
Issuance of common shares pursuant to exercise of options	300	—	1,500	1,436

Net cash provided by (used in) financing activities	300	4,545,647	3,843,015	4,547,083

Foreign exchange gains (losses) arising on foreign currency cash balances	(10,369)	(26,256)	(39,284)	(30,902)

Increase (Decrease) in cash and cash equivalents	(1,807,346)	482,955	(2,246,406)	(2,634,390)
Cash and cash equivalents, beginning of period	8,745,074	9,228,665	9,184,134	12,346,010

Cash and cash equivalents, end of period	$6,937,728	$9,711,620	$6,937,728	$9,711,620

Supplemental cash flow information

Investment tax credits received	$113,572	$102,464	$113,572	$102,464
Fair value of warrants issued in conjunction with debt facility	$—	$742,809	$—	$742,809

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

1.	Summary of significant accounting policies

Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

Basis of presentation and significant accounting policies

These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”) for interim financial statements and accordingly, do not include all disclosures required for annual financial statements.

These statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2011 and included in the Company’s 2011 annual report on Form 20-F.

The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position, results of operations and cash flows at June 30, 2012 and for all periods presented.

The results of operations for the three and six months ended June 30, 2012 and June 30, 2011 are not necessarily indicative of the results for the full year.

These interim financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of Tekmira Pharmaceuticals Corporation (“the Company”) for the year ended December 31, 2011.

These interim financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. (“Protiva”) and Protiva Biotherapeutics (USA), Inc. All intercompany transactions and balances have been eliminated on consolidation.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options and warrants are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options and warrants. At June 30, 2012, potential common shares of 4,302,840 were excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities, warrants, contingently payable promissory notes and a loan facility.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets (Level 1 inputs). The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values, as based upon Level 3 inputs, due to the immediate or short-term maturity of these financial instruments.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

As quoted prices for the warrants are not readily available, the Company has used a Black-Scholes pricing model, as described in Note 5, to estimate fair value. These are level 3 inputs as defined in the Company’s accounting policy for the fair value of financial instruments as described in the annual financial statements for the year ended December 31, 2011.

The Company has not yet drawn down any funds under its loan facility.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards did not have an impact on the Company’s financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

2.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Collaborations and contracts
U.S. Government (a)	$2,467,087	$3,307,462	$5,929,331	$6,688,595
Alnylam (b)	—	1,043,672	9,713	1,960,873
BMS (c)	134,760	27,754	184,890	69,385
Other RNAi collaborators (d)	—	28,935	41,895	32,455
Total research and development collaborations and contracts	2,601,847	4,407,823	6,165,829	8,751,308

Alnylam licensing fees and milestone payments (b)	1,018,100	—	1,018,100	—

Total revenue	$3,619,947	$4,407,823	$7,183,929	$8,751,308

The following table sets forth deferred collaborations and contracts revenue:

	June 30, 2012	December 31, 2011

U.S. Government (a)	$1,621,556	$1,593,946
BMS current portion (c)	1,428,786	1,213,952

Deferred revenue, current portion	3,050,342	2,807,898

BMS long-term portion (c)	1,290,804	1,690,529

Total deferred revenue	$4,341,146	$4,498,427

(a)	Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, which is expected to last approximately three years and is funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

The U.S. Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to US$140.0 million in funding for the entire program.

Under the contract, the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. At the beginning of the fiscal year the Company estimates its labour and overhead rates for the year ahead. At the end of the year the actual labour and overhead rates are calculated and revenue is adjusted accordingly. The Company’s actual labour and overhead rates will differ from its estimated rates based on actual costs incurred and the proportion of the Company’s efforts on contracts and internal products versus indirect activities. Within minimum and maximum collars, the amount of incentive fee the Company can earn under the contract varies based on costs incurred versus budgeted costs. Until the Company is able to make a reliable estimate of the final contract costs, only the minimum incentive fee achievable and earned is recognized.

On August 6, 2012, the Company announced that it had received a temporary stop-work order from the U.S. Government in respect of this contract. See note 7, subsequent events, for further discussion.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

(b)	License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”), which was amended and restated in May 2008, giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property.

Manufacturing agreement with Alnylam

Under a manufacturing agreement with Alnylam (the “Alnylam Manufacturing Agreement”) effective January 1, 2009, the Company is the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there was a contractual minimum for the provision of staff of $11,200,000 over the three year period ending December 31, 2011. From January 1, 2012, at the start of each calendar quarter, Alnylam will prepay for the provision of the Company’s staff based on their estimate of work to be performed in that quarter. Any under or over estimate will be redressed at the end of each quarter. Alnylam continues to pay for external costs incurred by the Company on their behalf on a monthly invoice basis.

Licensing fees and milestone payments

The Company is eligible to receive up to US$16,000,000 in milestone payments for each RNAi therapeutic advanced by Alnylam or its partners that utilize the Company’s technology. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam.

In the three months ended June 30, 2012 the Company earned a $1,018,100 (US$1,000,000) milestone from Alnylam in respect of the initiation of Alnylam’s ALN-TTR02 Phase 2 human clinical trial.

Litigation

See note 6, contingencies and commitments, for a description of the Company’s litigation with Alnylam.

(c)	Bristol-Myers Squibb collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb use small interfering RNA (“siRNA”) molecules formulated by the Company in lipid nanoparticle (“LNP”) technology to silence target genes of interest. Bristol-Myers Squibb is conducting the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches.

(d)	Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

3.	Concentration of credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at June 30, 2012 were $623,339 and represent 34% of total accounts receivable as at that date (December 31, 2011 - $747,720 and 85%). Accounts receivable from Alnylam as at June 30, 2012 were $1,042,443 and represent 56% of total accounts receivable as at that date.

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered to be low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at June 30, 2012 was the accounts receivable balance of $1,849,666 (December 31, 2011 - $880,693).

All accounts receivable balances at June 30, 2012 and at December 31, 2011 were current.

4.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities is comprised of the following:

	June 30, 2012	December 31, 2011

Trade accounts payable	$1,198,034	$1,284,737
Research and development accruals	378,544	228,942
Professional fee accruals	970,383	1,669,838
Restructuring cost accruals	36,028	36,134
Deferred lease inducements	122,400	196,966
Other accrued liabilities	251,458	555,934

	$2,956,847	$3,972,551

5.	Share capital

(a)	Financing

On February 29, 2012, the Company completed a private placement offering of 1,848,601 units at a price of $2.20 per unit for total gross proceeds, before expenses, of $4,066,922. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.60. The warrants expire on February 28, 2017. After paying brokerage fees and other unit issue costs, the offering generated net cash of $3,841,515. The total unit issuance cost of $225,407 has been allocated, on a pro-rata basis, as $178,407 to the shares and $47,000 to the warrants and recorded, respectively, to share capital and warrant issuance costs in the statement of loss.

On the date of issuance, the Black-Scholes aggregate value of the 924,302 warrants was $850,358 and is based on an assumed risk-free interest rate of 1.44%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds from the private placement being allocated to share capital.

At June 30, 2012, the Black-Scholes value of all of the Company’s total outstanding warrants of 1,873,797 was $932,746 and is based on assumed risk-free interest rates ranging from 1.04% to 1.44%, volatility of 40%, a zero dividend yield and expected lives ranging from 3.96 to 6.48 years. The decreases in the Black-Scholes values of the warrants for the three months and six months ended June 30, 2012, of $635,022 and $122,656 respectively, is reflected in the statement of loss as a “Change in the fair value of warrant liability”. The value of the Company’s warrants is particularly sensitive to changes in the Company’s share price and the assumed rate of share price volatility.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

(b)	Stock-based compensation

On June 20, 2012, the shareholders of the Company approved a 550,726 increase in the number of stock-based compensation awards that the Company is permitted to issue.

During the three months ended June 30, 2012, the Company granted 5,500 stock options. The fair value of the options granted was $11,064 and was estimated using the Black-Scholes option pricing model and the following inputs: assumed risk-free interest rate of 1.51%, volatility of 119.8%, a zero dividend yield and an expected life of 8 years.

During the six months ended June 30, 2012, the Company granted 105,500 stock options. The fair value of the options granted was $203,419 and was estimated using the Black-Scholes option pricing model and the following inputs: assumed risk-free interest rate of 1.71%, volatility of 119.9%, a zero dividend yield and an expected life of 8 years.

Combining all of the Company’s share-based compensation plans, at June 30, 2012, the Company has 1,809,955 options outstanding and a further 617,738 options available for issuance.

6.	Contingencies and commitments

Litigation

On March 16, 2011 the Company filed a complaint against Alnylam. On April 6, 2011 Alnylam filed an answer and counter-claim to the Company’s complaint. On June 3, 2011, the Company filed an amended complaint against Alnylam and expanded its complaint to include AlCana Technologies, Inc. (“AlCana”). On June 28, 2011 Alnylam filed an amended answer and counter-claim and on July 15, 2011 AlCana filed its answer and counter-claim to the Company’s amended complaint.

The Company’s amended complaint against Alnylam is for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising, breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court (“BLS Court”), alleges Alnylam exploited its confidential relationship as a collaborator with the Company to misappropriate the Company’s proprietary lipid nanoparticle delivery technology, resulting in damage to the Company’s intellectual property and business interests. The amended complaint also adds AlCana as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. The Company is seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to the Company’s technology.

Alnylam’s answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing. Alnylam’s defamation counter-claim was dismissed by the BLS Court in September 2011 including an award of attorney’s fees and costs. The BLS Court has set a trial date of October 30, 2012.

AlCana’s answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing.

The Company has signed an agreement with its legal counsel with respect to this litigation that includes success-based contingent fees.

On November 16, 2011, the Company disclosed that it had filed a Notice of Civil Claim in the Supreme Court of British Columbia against certain individuals from AlCana alleging that thousands of confidential documents containing the Company’s confidential information and trade secrets were downloaded and taken. The Company also filed a Notice of Application seeking an injunction ordering the documents and derivative

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

materials be returned. The Company is also seeking general and punitive damages. On January 10, 2012, the Company disclosed that the Supreme Court of British Columbia had granted its application for an injunction that orders confidential documents and materials be returned to the Company and prohibits the use of the Company’s confidential information. The injunction also requires the defendants to identify every person and corporation to whom the information was provided or communicated.

On January 17, 2012, the Company disclosed that Alnylam filed a patent infringement lawsuit against Tekmira in the U.S. District Court of Massachusetts. Isis Pharmaceuticals, Inc. is named as a co-plaintiff in the suit. The context for this infringement suit has arisen out of the Company’s ongoing litigation with Alnylam and AlCana.

The Company has not recorded an estimated liability associated with Alnylam’s answer and amended counter-claim or patent infringement lawsuit due to the uncertainties related to both the likelihood and the amount of any potential loss. The Company has not recorded an estimated liability for contingently payable success-based legal fees due to uncertainties related to the outcome of the lawsuit. At June 30, 2012, the contingent obligation was a minimum of $12,760,141 (US$12,533,288).

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at June 30, 2012, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties on the share of future product revenue, if any, for Marqibo that is received by the Company. To June 30, 2012 the Company had not made any royalty payments to TPC.

Contingently payable promissory notes

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in license payments from Merck. Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. The US$12,000,000 contingent receivable and the related promissory notes payable are not recorded in the Company’s consolidated balance sheet.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (“Halo-Bio”)

On August 24, 2011, the Company entered into a license and collaboration agreement (the “Agreement”) with Halo-Bio. Under the Agreement, Halo-Bio granted the Company an exclusive license to its multivalent ribonucleic acid (“MV-RNA”) technology. The Agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to the Company and to combine MV-RNA molecules with the Company’s LNP technology to develop therapeutic products.

The Company paid Halo-Bio an initial license fee of $97,940 (US$100,000) and recorded this amount as a research and development expense in the consolidated statement of operations and comprehensive loss.

The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments. Under the amended agreement, the maximum future license fees and other contingent payments are US$2,010,000 and the Company will pay up to US$12,700,000 in milestones on each product developed plus royalties.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2012

7.	Subsequent events

Temporary stop-work order for TKM-Ebola contract

On August 6, 2012, the Company announced that it had received a temporary stop-work order from the U.S. Government in respect of its TKM-Ebola contract. It is expected that by September 1, 2012, the Company will receive notification from the U.S. Government on whether they will cancel the stop-work order; terminate the contract; or extend the stop-work order period, if necessary.

Marqibo milestone

On August 9, 2012, the Company announced that its licensing partner, Talon Therapeutics, Inc. (“Talon”) received accelerated approval for Marqibo® from the U.S. Food and Drug Administration (“FDA”) for the treatment of adult patients with Philadelphia chromosome negative acute lymphoblastic leukemia in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Marqibo is a liposomal formulation of the chemotherapy drug vincristine. Marqibo, along with two other liposomal chemotherapy products, Alocrest (liposomal formulation of the chemotherapy drug vinorelbine) and Brakiva (liposomal formulation of the chemotherapy drug topotecan), were licensed from Tekmira to Talon (formerly Hana Biosciences) in 2006. Talon is responsible for all future development of these products. Within the next 60 days, a US$1,000,000 milestone is payable to the Company based on the FDA approval of Marqibo and the Company is eligible to receive royalty payments based on Marqibo’s commercial sales.